Form 51-102F3
Material Change Report

Item 1	Name and Address of Company Silver Standard Resources Inc. #1180 - 999 West Hastings Street Vancouver, BC V6C 2W2
Item 2	Date of Material Change February 11, 2009
Item 3	News Release The news release dated February 10, 2009 was disseminated through Marketwire’s Canadian and US Timely Disclosure Network.
Item 4

Summary of Material Change

Silver Standard Resources Inc. reported that it has filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, other than Quebec, and a corresponding registration statement with the United States Securities and Exchange Commission under the U.S.-Canada multi-jurisdictional disclosure system.

Item 5	Full Description of Material Change
5.1 Full Description of Material Change See attached news release dated February 10, 2009.
5.2 Disclosure for Restructuring Transactions Not applicable.
Item 6	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102 Not applicable.
Item 7	Omitted Information Not applicable.
Item 8	Executive Officer Joseph J. Ovsenek, Senior Vice President, Corporate 604.689.3846
Item 9	Date of Report Dated at Vancouver, BC, this 11th day of February, 2009

February 10, 2009	News Release 09-02

SILVER STANDARD FILES PRELIMINARY BASE SHELF PROSPECTUS

Vancouver, B.C. – Silver Standard Resources Inc. has filed a preliminary short form base shelf prospectus with the securities commissions in each of the provinces of Canada, other than Quebec, and a corresponding registration statement with the United States Securities and Exchange Commission under the U.S.-Canada multi-jurisdictional disclosure system.  These filings, when made final, will allow the company to make offerings of common shares with an aggregate initial offering price of up to US$150 million during the next 25 months to potential purchasers in each of the provinces of Canada, other than Quebec, and the United States.  Unless otherwise specified in any prospectus supplement to be filed in connection with a particular offering, the net proceeds from any offerings under the base shelf prospectus will be used for the development of mineral properties, working capital requirements, to repay indebtedness outstanding from time to time or for other general corporate purposes.

A registration statement relating to these securities has been filed with the United States Securities and Exchange Commission, but has not yet become effective.  These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.  This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such state.

A copy of the preliminary short form base shelf prospectus may be obtained from John Kim, the company’s Corporate Secretary, at 1180 – 999 West Hastings Street, Vancouver, British Columbia, V6C 2W2.

Forward Looking Statements: Statements in this news release relating to the preliminary short form base shelf prospectus and the corresponding registration statement in the United States, the ability of the company to make offerings thereunder and the anticipated use of proceeds are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements that are not historical facts and that are subject to a variety of risks and uncertainties which could cause actual events or results to differ materially from those reflected in the forward-looking statements. Such risks and uncertainties include, but are not limited to, the company’s ability to engage underwriters, dealers or agents on terms and conditions deemed reasonable by the company; the need to satisfy regulatory and legal requirements with respect to any offerings; the company’s ability to raise sufficient capital to fund development; changes in economic conditions or financial markets; changes in prices for the company’s mineral products or increases in input costs; litigation, legislative, environmental and other judicial, regulatory, political and competitive developments in Argentina, Australia, Canada, Chile, Mexico, Peru, the United States and other jurisdictions in which the company may carry on business; technological and operational difficulties or inability to obtain permits encountered in connection with exploration and development activities; labour relations matters; and changing foreign exchange rates, all of which are described more fully in the company’s filings with the Securities and Exchange Commission.

(Source: Silver Standard Resources Inc.)

For further information, contact:

Robert A. Quartermain, President Silver Standard Resources Inc. Vancouver, B.C. (604) 689-3846	Paul LaFontaine, Director, Investor Relations Silver Standard Resources Inc. Vancouver, B.C. N.A. toll-free: (888) 338-0046 Direct: (604) 484-8212 E-Mail: invest@silverstandard.com